Exhibit 99.1

B Communications Reports Financial Results For the

First Quarter of 2019

Ramat Gan, Israel - May 30, 2019 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Limited. (TASE: BEZQ), today reported its financial results for the first quarter of 2019.

Recent Developments

On May 19, 2019 we announced that the bondholders of both the Company and Internet Gold-Golden Lines Ltd. ("Internet Gold") approved in principle Searchlight Capital Partners’ last updated proposal for the purchase of Internet Gold’s shares in B Communications and for additional investment in B Communications as was previously and widely reported on May 14, 2019. The updated investment offer includes a short exclusivity period as detailed in the updated investment proposal.

The final and binding decision regarding the approval of any final agreement according to the updated investment proposal will be made only after the appropriate legal proceedings and necessary legal approvals are obtained, as required. The final and binding approval and voting by the bondholders of both the Company and Internet Gold will be subject to such proceedings.

Searchlight proposal includes the purchase of all the Internet Gold’s holdings in B Communications in consideration for NIS 225 million and a direct investment of NIS 260 million in B Communications. In accordance with the Proposal, upon the Closing, Internet Gold’s shall inject to B Communications an aggregate amount of NIS 345 million (which shall include the consideration payable by Searchlight to Internet Gold) in consideration for shares and debentures B Communications.

The final and binding decision regarding the approval of any final agreement according with the Proposal will be made only after the appropriate legal proceedings and necessary legal approvals, to be held and obtained, as required. The final and binding approval and voting by the bondholders of Internet Gold and B Communications will be subject to such proceedings.

Eventually Searchlight's updated proposal will result in the injection of NIS 640 million into the Company (compared to only NIS 250 million in the original proposal), consisting approximately of one half of such amount in share capital and the other half in long-term interest-bearing bonds. The Searchlight proposal will also enable the final payment of the Company's obligations in respect of its Series B bonds as well payments of very substantial amounts (NIS 614 million) on account of its obligations to the existing Series C bondholders (before the allotment of the additional bonds).

The share allotment price in the transaction reflects a discount to the market price of the Company's shares, but it embodies a premium over the Company's NAV value based on the share price of Bezeq’s shares during the last 30 trading days. Nevertheless, in the negotiations the Company demanded that all the shareholders be allowed to participate, at least partially, in the share acquisition proposal, and it acted directly to advance this framework. The Company expects that an offer will be made to all of its shareholders to purchase shares for a value of NIS 70 million, with Internet Gold committing to accept its proportionate share (approximately 50%) and Searchlight will purchase any unsubscribed for shares (Such 70 Million are part of the considerations mentioned above).

1

As previously reported, Bezeq’s assets include a deferred tax asset for carry-forward losses of DBS. Bezeq believes that utilization of this tax asset is probable. While discussing the prospectus, the ISA has asked for clarifications on this matter, and this matter is still being discussed.

On February 14, 2019, Bezeq petitioned the Supreme Court to cancel the structural separation in the Bezeq Group immediately. The Ministry was supposed to respond by May 30, 2019 but on May 28, 2019, it asked for an extension to respond until July 30, 2019. Bezeq is opposed to this extension.

Ami Barlev, CEO of B Communications:

Over the past few weeks, the Company's management has continued to make intensive efforts to promote alternatives and transactions that will enable a significant capital injection into the Company.

The board of directors considers itself obligated to act to protect the interests of all the Company's stakeholders, including the Company's ability to meet its obligations and to safeguard the interests of its creditors. Accordingly, the Company's management has made intensive efforts to advance a quality proposal and financial solution for the Company.

The board of directors of the Company is of the opinion that Searchlight's proposal strikes a proper balance between the interests of all the relevant parties, and provides an appropriate solution also considering the other alternatives available to the Company.

The Company’s board of directors intends to continue to act for the benefit of all the Company's stakeholders. Numerous hurdles still remain ahead in advancing and concluding the transaction itself, including receiving the approvals required by law. The Company believes that if the deal is not completed we shall still retain several options for solving our financial situation.

Regarding Bezeq:

In the first quarter of 2019, the Bezeq Group reduced its net debt by NIS 400 million compared with the corresponding quarter last year. It is important to note the vote of confidence Bezeq received from the Israeli rating agencies, Maalot and Midroog, who recently confirmed the AA rating for the Bezeq Group's debt. Bezeq intends to continue to maintain the financial strength of the Bezeq Group, among others, by raising new debt that will replace part of the existing debt with longer durations, while continuing to strive towards decreasing overall net debt.

During the quarter, all of the Bezeq Group companies focused on a wide range of streamlining processes aimed at adapting expenses to restrictive regulations, intense market competition and emerging revenue trends. These activities were carried out consistently and continuously at all levels of operations with a long-term view. Technological innovation alongside changes in consumer preferences are impacting the global telecommunications market. Meanwhile, competition in the local market is as intense as ever, and regulatory processes that should have been implemented long ago hinder Bezeq’s ability to compete fairly in the market and deprives consumers of the best possible product offerings. All these factors intensify Bezeq need to capitalize on Bezeq infrastructure and technological advantages in order to improve and diversify the services Bezeq provide to its customers while making the Group more efficient and flexible.

The number of employees in all of the Bezeq Group companies decreased during the first quarter. Results of this process will become more apparent in the coming quarters, along with benefits of additional efficiency measures. At the same time, the Bezeq Group have developed new fields of activity in each of the Bezeq Group companies, while preparing the basis for the next generation of telecommunications services.

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B Communications’ Unconsolidated Financial Liabilities and Liquidity

As of March 31, 2019, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments and funds deposited in a pledged account) totaled NIS 708 million ($195 million) and its financial liabilities totaled NIS 2.49 billion ($686 million), including NIS 2.26 billion ($622 million) of Series C Debentures and NIS 233 million ($64 million) of Series B Debentures (including accrued interest and unamortized premiums, discounts and debt issuance costs for both series). All of the debt is now classified as currently due.

(In millions)	March 31,	March 31,	March 31,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
Financial liabilities
Series B debentures	226	233	64	229
Series C debentures	2,257	2,259	622	2,238
Total financial liabilities	2,483	2,492	686	2,467

Liquidity
Cash and short-term investments	467	665	183	546
Pledged account (*)	40	43	12	43
Total liquidity	507	708	195	589

Net debt	1,976	1,784	491	1,878

*	Pledged for the benefit of the holders of the Series C Debentures. Pursuant to the indenture for the Series C Debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of those debentures.

B Communications First Quarter Unconsolidated Sources and Uses

(In millions)	NIS	US$

Net debt as of December 31, 2018	1,878	517

Financing expenses, net	18	5
Issuance of shares	(117)	(32)
Operating expenses	5	1

Net debt as of March 31, 2019	1,784	491

Recent private placement: On January 20, 2019, the Company completed a private placement of 7,385,600 of its ordinary shares, NIS 0.1 par value, to certain institutional, “qualified” and private investors in Israel. The Company’s gross proceeds from the offering was approximately NIS 118 million, based on a price of NIS 16 per share.

Bezeq's dividend distribution policy: On March 6, 2018, Bezeq’s Board of Directors decided to revise Bezeq's dividend distribution policy, whereby commencing with Bezeq’s May 2018 distribution it will distribute on a semi-annual basis to its shareholders, a dividend equal to 70% of Bezeq's semi-annual net profit based on its consolidated financial statements.

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On March 27, 2019, Bezeq's Board of Directors resolved to cancel the Company's dividend distribution policy, which was updated on March 6, 2018. The decision was made due to the impossibility of distributing a dividend as a result of the expected failure to meet the "profit test" in the next two years. Accordingly, Bezeq’s Board of Directors decided that it would not be appropriate to maintain a dividend policy when in practice it is not effective.

The cancellation of Bezeq’s dividend policy will not prevent Bezeq's Board of Directors from examining from time to time the distribution of dividends to its shareholders, taking into consideration, among other factors, the provisions of the law, the state of its business and capital structure, and the need to maintain a balance between ensuring its financial strength and stability and the continued creation of value to its shareholders, all of which are subject to the approval of the general meeting of shareholders of Bezeq with respect to each specific distribution, as prescribed in the Bezeq's Articles of Association.

B Communications First Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the first quarter of 2019 totaled NIS 2.26 billion ($623 million), a 4.4% decrease from NIS 2.36 billion reported in the first quarter of 2018. For both the current and the prior year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating profit for the first quarter of 2019 totaled NIS 443 million ($122 million), a 6.7% increase from 415 NIS million reported in the first quarter of 2018.

B Communications’ consolidated net profit for the first quarter of 2019 totaled NIS 229 million ($63 million), a 17.4% increase from NIS 195 million reported in the first quarter of 2018.

B Communications’ net profit attributable to shareholders for the first quarter of 2019 was NIS 44 million ($12 million), a 57.1% increase from NIS 28 million reported in the first quarter of 2018.

B Communications First Quarter Unconsolidated Financial Results

(In millions)	Three months ended March 31,			Year ended December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS

Financing expenses, net	(28)	(18)	(5)	(96)
Operating expenses	(3)	(5)	(1)	(18)
PPA amortization, net	(9)	(12)	(3)	(634)
Interest in Bezeq's net profit	68	79	22	(281)
Net profit (loss)	28	44	13	(1,029)

As of March 31, 2019, B Communications held approximately 26.34% of Bezeq's outstanding shares. B Communications’ interest in Bezeq's net profit for the first quarter of 2019 totaled NIS 79 million ($22 million), compared with net profit of NIS 68 million reported in the first quarter of 2018.

During the first quarter of 2019, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 12 million ($3 million). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until March 31, 2019, B Communications has amortized approximately 82% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

4

B Communications' unconsolidated net financial expenses for the first quarter of 2019 totaled NIS 18 million ($5 million) compared with net financial expenses of NIS 28 million in the first quarter of 2018. Net financial expenses for the first quarter of 2019 included NIS 26 million ($7 million) of financial expenses related to the Company's Series B and C debentures. Those expenses were partially offset by a financial profit of NIS 8 million ($2 million) generated by short term investments.

B Communications’ unconsolidated net profit for the first quarter of 2019 was NIS 44 million ($13 million) compared with net profit of NIS 28 million reported in the first quarter of 2018.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended March 31, 2019. For a full discussion of Bezeq’s results for the quarter ended March 31, 2019, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1-2019	Q1-2018	% change
	(NIS m illions)
Revenues	2,256	2,361	(4.4%)
Operating profit	511	462	10.6%
Operating margin	22.7%	19.6%
Net profit	300	260	15.4%
EBITDA	977	987	(1.0%)
EBITDA margin	43.3%	41.8%
Diluted EPS (NIS)	0.11	0.09	22.2%
Cash flow from operating activities	765	909	(15.8%)
Payments for investments	373	368	1.4%
Free cash flow [1]	316	423	(25.3%)
Total debt	11,156	12,156	(8.2%)
Net debt	8,544	8,940	(4.4%)
EBITDA (trailing twelve months)	1,631	3,818	(57.3%)
Adjusted EBITDA (trailing twelve months)	3,465	3,811	(9.1%)
Net debt / Adjusted EBITDA (end of period) [2]	2.47	2.35

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 Adjusted EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2019 were NIS 2.26 billion ($621 million) compared to NIS 2.36 billion in the corresponding quarter of 2018, a decrease of 4.4%. The decrease was due to lower revenues in all the Bezeq Group segments.

Salary expenses of the Bezeq Group in the first quarter of 2019 were NIS 492 million ($135 million) compared to NIS 510 million in the corresponding quarter of 2018, a decrease of 3.5%.

Operating expenses of the Bezeq Group in the first quarter of 2019 were NIS 812 million ($223 million) compared to NIS 841 million in the corresponding quarter of 2018, a decrease of 3.4%. The decrease was primarily due to lower expenses in Pelephone and DBS.

5

Other operating income, net in the first quarter of 2019 was NIS 25 million ($7 million) compared to operating expenses of NIS 23 million in the same quarter of 2018. Other operating income was impacted by the recording of capital gains from the sale of real estate of NIS 44 million and the cancellation of a provision for the early retirement of employees of NIS 25 million in Bezeq Fixed-Line, which gains were partially offset by a provision of NIS 45 million for the early retirement of DBS employees.

Depreciation and amortization expenses of the Bezeq Group in the first quarter of 2019 were NIS 466 million ($128 million) compared to NIS 525 million in the corresponding quarter of 2018, a decrease of 11.2%. The decrease in depreciation expenses was primarily due to the impairment of depreciable assets and surplus acquisition costs in DBS in the fourth quarter of 2018. The decrease was partially offset by the ongoing impairment losses in DBS in the first quarter of 2019.

Operating profit of the Bezeq Group in the first quarter of 2019 was NIS 511 million ($140 million) compared to NIS 462 million in the corresponding quarter of 2018, an increase of 10.6%.

Financing expenses, net of the Bezeq Group in the first quarter of 2019 amounted to NIS 99 million ($27 million) compared to NIS 108 million in the corresponding quarter of 2018, a decrease of 8.33%. The decrease in financing expenses in 2019 was primarily due to the decrease in financing expenses in Bezeq Fixed-Line.

Tax expenses of the Bezeq Group in the first quarter of 2019 were NIS 112 million ($31 million) compared to NIS 93 million in the corresponding quarter of 2018, an increase of 20.43%.

Net profit of the Bezeq Group in the first quarter of 2019 was NIS 300 million ($82 million) compared to NIS 260 million in the corresponding quarter of 2018, an increase of 15.38%.

EBITDA of the Bezeq Group in the first quarter of 2019 was NIS 977 million ($269 million) (EBITDA margin of 43.3%) compared to NIS 987 billion (EBITDA margin of 41.8%) in the corresponding quarter of 2018, a decrease of 1%.

Adjusted EBITDA (trailing twelve months) of the Bezeq Group as of March 31, 2019, was NIS 3.47 billion ($955 million) compared to NIS 3.81 billion as of March 31, 2018.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2019 was NIS 765 million ($210 million) compared to NIS 909 million in the corresponding quarter of 2018, a decrease of 15.8%. The decrease in cash flow from operating activities was primarily due to changes in working capital.

Payments for investments (Capex) of the Bezeq Group in the first quarter of 2019 was NIS 373 million ($102 million) compared to NIS 368 million in the corresponding quarter of 2018, an increase of 1.4%.

Free cash flow of the Bezeq Group in the first quarter of 2019 was NIS 316 million ($87 million) compared to NIS 423 million in the corresponding quarter of 2018, a decrease of 25.3%. The decrease in free cash flow was primarily due to the aforementioned decrease in cash flow from operating activities.

6

Total debt of the Bezeq Group as of March 31, 2019 was NIS 11.15 billion ($3.07 billion) compared to NIS 12.2 billion as of March 31, 2018.

Net debt of the Bezeq Group was NIS 8.54 billion ($2.35 billion) as of March 31, 2019 compared to NIS 8.94 billion as of March 31, 2018.

Net debt to adjusted EBITDA (trailing twelve months) ratio of the Bezeq Group as of March 31, 2019, was 2.47 compared to 2.35 as of March 31, 2018.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.63 = US$ 1 as published by the Bank of Israel for March 31, 2019.

Reporting Principles and Accounting Policy

Presentation of impairment losses

An impairment loss arising from a non-recurring adjustment of forecasts for the coming years is classified as other operating expenses in the statement of income. On the other hand, an impairment loss arising from the continuous adjustment of non-current assets of the Group companies to their fair value, less disposal costs (arising due to the expected negative cash flow and negative operating value of those companies) is classified under the same items as the current expenses for these assets. This classification is more consistent with the presentation method based on the nature of the expense and is more suitable for understanding the Group's business.

Accordingly, as from the first quarter of 2019, impairment of the broadcasting rights in DBS and Walla! are presented under "operating and general expenses", while impairment of fixed assets and intangible assets are presented under "depreciation, amortization and impairment" in the statement of income.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

•	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;
•	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;
•	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments; and
•	Net debt to adjusted EBITDA ratio - defined as net debt divided by the trailing twelve months adjusted EBITDA.
•	Free Cash Flow - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and lease payments.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

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We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company's consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with the controlling interest in Israel’s largest telecommunications provider, Bezeq. For more information please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

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B Communications Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	1,975	1,666	459	1,104
Investments	1,748	1,653	455	1,780
Trade receivables	1,827	1,760	485	1,773
Other receivables	306	281	77	269
Related party	25	-	-	-
Inventory	130	102	28	97

Total current assets	6,011	5,462	1,504	5,023

Non-Current Assets
Trade and other receivables	466	511	141	470
Property, plant and equipment	6,922	6,283	1,731	6,313
Intangible assets	5,764	4,203	1,158	4,227
Deferred expenses and investments	606	505	139	509
Broadcasting rights	451	69	19	60
Rights of use assets	1,417	1,444	398	1,504
Deferred tax assets	1,027	1,193	328	1,205
Investment property	-	64	18	64

Total non-current assets	16,653	14,272	3,932	14,352

Total assets	22,664	19,734	5,436	19,375

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B Communications Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Liabilities
Bank loans and credit and debentures	1,835	3,993	1,100	3,997
Leases rights liabilities	428	422	116	445
Trade and other payables	1,847	1,881	518	1,702
Current tax liabilities	50	17	5	8
Provisions	103	145	40	175
Employee benefits	286	500	138	581
Total current liabilities	4,549	6,958	1,917	6,908

Non-Current Liabilities
Bank loans and debentures	12,776	9,618	2,650	9,637
Leases rights liabilities	1,006	1,061	292	1,106
Employee benefits	272	482	132	445
Other liabilities	258	168	46	175
Provisions	39	39	11	38
Deferred tax liabilities	461	286	79	302
Total non-current liabilities	14,812	11,654	3,210	11,703

Total liabilities	19,361	18,612	5,127	18,611

Equity
Attributable to shareholders of the Company	1,280	392	108	228
Non-controlling interests	2,023	730	201	536

Total equity	3,303	1,122	309	764

Total liabilities and equity	22,664	19,734	5,436	19,375

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B Communications Ltd.

Consolidated Statements of Income for the

(In millions except per share data)

				Year ended
	Three months ended March 31,			December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	2,361	2,257	623	9,321

Costs and expenses
Depreciation and amortization	569	505	139	2,387
Salaries	510	495	137	1,995
General and operating expenses	844	814	225	3,394
Impairment losses	-	-	-	2,294
Other operating expense net	23	-	-	635

	1,946	1,814	501	10,705

Operating profit (loss)	415	443	122	(1,384)

Financing expenses, net	136	117	32	531

Profit (loss) after financing expenses, net	279	326	90	(1,915)
Share of loss in equity-accounted investee	1	-	-	3

Profit (loss) before income tax	278	326	90	(1,918)

Tax expenses (income)	83	97	27	(59)

Net profit (loss) for the period	195	229	63	(1,859)

Profit (loss) attributable to:
Shareholders of the Company	28	44	12	(1,029)
Non-controlling interests	167	185	51	(830)

Net profit (loss) for the period	195	229	63	(1,859)

Earnings (loss) per share
Basic	0.94	1.22	0.34	(34.44)
Diluted	0.94	1.22	0.34	(34.44)

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Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three-months period ended March 31,			Trailing twelve months ended March 31,
	2018	2019	2019	2018	2019	2019
	NIS	NIS	US$	NIS	NIS	US$

Net profit (loss)	260	300	83	1,145	(1,026)	(282)
Tax expenses (income)	93	112	31	433	99	27
Share of loss (income) in equity- accounted investee	1	-	-	4	2	1
Financing expenses, net	108	99	27	424	426	117
Depreciation and amortization	525	466	129	1,812	2,130	587

EBITDA	987	977	270	3,818	1,631	450
Other operating expenses (income)	23	(25)	(7)	8	586	161
Impairment losses	-	-	-	87	1,675	461
Effect of adoption of accounting standard IFRS 16	(102)	(117)	(32)	(102)	(427)	(118)
Adjusted EBITDA	908	835	231	3,811	3,465	954

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at March 31,
	2018	2019	2019
	NIS	NIS	US$

Short term bank loans and credit and debentures	1,609	1,538	424
Non-current bank loans and debentures	10,547	9,618	2,648
Cash and cash equivalents	(1,826)	(1,265)	(348)
Investments	(1,390)	(1,347)	(371)

Net debt	8,940	8,544	2,353

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to Adjusted EBITDA trailing twelve months ratio:

(In millions)	As at March 31,
	2018	2019	2019
	NIS	NIS	US$

Net debt	8,940	8,544	2,353

Trailing twelve months Adjusted EBITDA	3,811	3,465	955

Net debt to Adjusted EBITDA ratio	2.35	2.47	2.47

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Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended March 31,
	2018	2019	2019
	NIS	NIS	US$

Cash flow from operating activities	909	765	210
Purchase of property, plant and equipment	(273)	(270)	(74)
Investment in intangible assets and deferred expenses	(95)	(103)	(28)
Lease payments	(126)	(117)	(32)
Proceeds from the sale of property, plant and equipment	8	41	11
Free cash flow	423	316	87

Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of our Series C Debentures in September 2016, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series C Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series C Debentures.

In March 2019, we announced that because of the write-downs to date the aggregate material decline in the assets and the accounting equity of our company was expected to be in a cumulative range of NIS 700-800 million. Our Board of Directors decided at its meeting held on the evening of March 19, 2019, that because of the foregoing, as well as Including due to the sequence of events of deterioration in the Group, we should enter into a dialogue with the holders of our Debentures in order to examine financial possibilities for strengthening our shareholders’ equity or to obtain adjustments to the current Deeds of Trust governing the Debentures. The Board further determined to withhold payments to its financial creditors until such agreements are finalized. The determination to withhold payments led to significant discussions with our debenture holders who are now being consulted with respect to future actions of our company while we attempt to resolve the current financial predicament.

In examining the existence of warning signs as of March 31, 2019, our board of directors noted that our unconsolidated unaudited cash flow statement for the first quarter of 2019 reflects that we, as expected, had a continuing negative cash flow from operating activities of NIS 5 million. In addition, the Company’s unaudited statements of financial position as of March 31, 2019, reflect that the Company had negative working capital of approximately NIS 1.8 billion as of such date as a result of the classification of the Compan'y long term debt to “short-term".

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On May 19, 2019 we announced that the bondholders of both the Company and Internet Gold-Golden Lines Ltd. ("Internet Gold") approved in principle Searchlight Capital Partners’ last updated proposal for the purchase of Internet Gold’s shares in B Communications and for additional investment in B Communications as was previously and widely reported on May 14, 2019. The updated investment offer includes a short exclusivity period as detailed in the updated investment proposal.

The final and binding decision regarding the approval of any final agreement according to the updated investment proposal will be made only after the appropriate legal proceedings and necessary legal approvals are obtained, as required. The final and binding approval and voting by the bondholders of both the Company and Internet Gold will be subject to such proceedings.

Searchlight proposal includes the purchase of all the Internet Gold’s holdings in B Communications in consideration for NIS 225 million and a direct investment of NIS 260 million in B Communications. In accordance with the Proposal, upon the Closing, Internet Gold’s shall inject to B Communications an aggregate amount of NIS 345 million (which shall include the consideration payable by Searchlight to Internet Gold) in consideration for shares and debentures B Communications.

The final and binding decision regarding the approval of any final agreement according with the Proposal will be made only after the appropriate legal proceedings and necessary legal approvals, to be held and obtained, as required. The final and binding approval and voting by the bondholders of Internet Gold and B Communications will be subject to such proceedings.

Eventually Searchlight's updated proposal will result in the injection of NIS 640 million into the Company (compared to only NIS 250 million in the original proposal), consisting approximately of one half of such amount in share capital and the other half in long-term interest-bearing bonds. The Searchlight proposal will also enable the final payment of the Company's obligations in respect of its Series B bonds as well payments of very substantial amounts (NIS 614 million) on account of its obligations to the existing Series C bondholders (before the allotment of the additional bonds).

The process of acceptance of the said proposal, as well as other alternatives that are examined by the Company from time to time, constitutes a basis for resolving the Company's financial situation and dealing with the debt arrangement required for execution by the Company.

Disclosure with Respect to the Company's Requirements Under Series C Debentures

The Company declares with respect to the reporting period as follows:

1.	The Company did not record in favor of a third party any lien of any rank whatsoever over its direct or indirect holdings of 691,361,036 shares of Bezeq (the “Bezeq Shares”) including over any of the rights accompanying such shares.
2.	The Company did not make any disposition of the Bezeq Shares.
3.	The Company did not assume any financial debt (as defined in the Trust Deed of the Series C Debentures) during the reporting period (other than in the framework of the issuance of the Debentures, and its wholly owned subsidiaries, including B Communications (SP1) and B Communications (SP2) did not issue any financial debt whatsoever during the reporting period.
4.	As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.
5.	The equity attributable to the Company’s shareholders (not including non-controlling interests) according to this report amounts to NIS 392 million and represents 13.55% of the Company’s total balance sheet on an unconsolidated basis.

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B Communications’ Unconsolidated Statement of Financial position as at

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS

Current assets
Cash and cash equivalents	149	401	110	213
Short-term investments	358	306	84	376
Other receivables	-	2	1	2
Total current assets	507	709	195	591

Non-current assets
Investment in an investee (*)	3,261	2,182	601	2,112

Total assets	3,768	2,891	796	2,703

Current liabilities
Current maturities of debentures	226	2,455	677	2,455
Other payables	33	44	12	20
Total current liabilities	259	2,499	689	2,475

Non-current liabilities
Debentures	2,229	-	-	-

Total liabilities	2,488	2,499	689	2,475

Total equity	1,280	392	107	228

Total liabilities and equity	3,768	2,891	796	2,703

(*) Investment in Bezeq.

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